Exhibit 4.21

EMPLOYMENT AGREEMENT MANAGING DIRECTOR INTERXION HOLDING N.V.

THE UNDERSIGNED:

(1)	InterXion Holding N.V., established at 1119 NX Schiphol Rijk at the Tupolevlaan 24, hereinafter the Company;

(2)	David Ruberg residing at 1071 NZ De Lairessestraat 8, Amsterdam, hereinafter the Managing Director;

WHEREAS:

(a)	The Managing Director and the Company have on 5 November 2007 entered into an employment agreement that, in accordance with its terms, will terminate by operation of law on 4 November 2010;

(b)	The Managing Director and the Company have expressed the desire to continue the employment arrangement of the Managing Director as Statutory Director (statutair directeur) of the Company for an additional three years;

(c)	The shareholders of the Company will meet on 16 September 2010 and decide about the continued appointment of the Managing Director as Statutory Director.

The Company will therefore continue to employ the Managing Director from 5 November 2010 onwards under the condition (opschortende voorwaarde) that the general meeting of shareholders of the Company will appoint the Managing Director as Statutory Director (statutair directeur) and approve the remuneration package as proposed to the general meeting of shareholders (hereafter referred to as the Condition).

(d)	If the Condition is not fulfilled, this agreement will be considered not to have been entered into and will have no effect whatsoever. Parties agree that if this agreement will not be effected because the Condition is not fulfilled they will have no claim against each other.

(e)	The parties desire to set forth the terms and conditions applying to the Managing Director’s employment in this agreement.

DECLARE AND HAVE AGREED AS FOLLOWS:

1.	DATE OF COMMENCEMENT OF EMPLOYMENT, POSITION AND TAX TREATMENT

1.1	The Managing Director shall enter into an employment agreement with the Company in the position of Statutory Director (statutair directeur) with the title of Chief Executive Officer, effective as of the moment the Condition has been fulfilled, but not before 5 November 2010 (Commencement Date).

1.2	The Managing Director’s primary place of employment will be the office of the Company in Schiphol-Rijk. The Company will be entitled to change the place of employment after consultation with the Managing Director.

1.3	The Managing Director shall fulfil all obligations vested in him by law, laid down in the articles of association of the Company and in instructions determined or to be determined in a management regulation, which may be updated from time to time.

1.4	The Managing Director is obliged to do or to refrain from doing all that managing directors in similar positions should do or should refrain from doing. The Managing Director shall fully devote himself, his time and his energy to promoting the interest of the Company.

1.5	If the Managing Director is a member of the Supervisory Board of another company within the same group on the basis of his position as Managing Director of the Company (so-called “q.q.-supervisory directorships”), or if the Managing Director is employed in any other position pursuant to his position as Managing Director of the Company (so-called “q.q.-positions”) he will pay the income derived therefrom to the Company, unless the Company decides otherwise. The Managing Director will not suffer any tax disadvantage.

1.6	The salary amount as reflected in section 3.1 and the on-target bonus amount as reflected in section 4.1 have both been agreed to be based on the assumption that the tax authority will continue to grant a 30%-ruling to the Managing Director (see the addendum to this employment agreement).

In case the 30%-ruling is not granted, the salary amount and the on-target bonus amount will, subject to shareholder approval in a subsequent meeting, both be adjusted to the effect that the net amount for salary and on–target bonus will be equal to the net amount the Managing Director would have received if the 30%-ruling would have been granted. This means that the gross salary and on-target bonus will be adjusted to approximately EUR 660,000 each.

2.	DURATION OF THE AGREEMENT AND NOTICE OF TERMINATION

2.1	This agreement is entered into for a period of three years. This means that the employment agreement will end by operation of law and without notice being required three years after the Commencement Date (Termination Date).

2.2	This agreement may be terminated before the Termination Date with due observance of a notice period of two months for the Company and one month for the Managing Director.

2.3	At the termination of this agreement the Managing Director shall resign from the Supervisory Board position(s) and the so-called q.q.-position(s) held by him as referred to in Clause 1.5 of this agreement.

3.	SALARY

3.1	As of 5 November 2010 the Managing Director’s salary shall amount to EUR 500,000 gross per year, which shall be paid in twelve equal instalments at the end of each month. Holiday allowance is deemed to be included in this amount and the Managing Director shall therefore not be entitled to the payment of an additional holiday allowance.

4.	ANNUAL BONUS

4.1	The Managing Director will be entitled to an on-target bonus of EUR 500,000 gross subject to achieving certain targets as set annually by the Supervisory Board. The bonus targets will be set by the Supervisory Board not later than on 1 March of the year the targets apply to. Only as of this date will the bonus scheme become effective.

4.2	Over the year his employment agreement commences or terminates, the Managing Director will be entitled to a pro rata part of his bonus, in so far as the pro rata targets for that year have been met.

5.	SEVERANCE

5.1	If this agreement ends by operation of law pursuant to section 2.1 or by a decision of the Company pursuant to section 2.2, the Managing Director is entitled to receive compensation equal to twelve months Base Salary (as defined under 5.4). In the case a court might award any form of compensation, this contractually agreed compensation will be decreased with the same amount as awarded by the court. This means that this contractual severance arrangement serves as a minimum and that the Managing Director will not be entitled to any contractual severance payment if a court awards a severance payment of twelve months or more.

5.2	The Managing Director will not be entitled to any contractual severance payment as set out in this clause 5, if the employment agreement between the Company and the Managing Director is terminated because of cause (dringende reden) or the gross or wilful misconduct of the Managing Director.

5.3	The Managing Director will not be entitled to any severance payment in the case of clause 5.2 when he terminates the employment agreement or takes the initiative thereto.

5.4	Base Salary means the gross monthly salary as this may be from time to time, excluding any other form of compensation or allowances such as a (pro rata) bonus.

6.	EXPENSES AND COMPANY CAR

6.1	To the extent the Company has given prior approval for such expenses, the Company shall reimburse all reasonable expenses incurred by the Managing Director in the performance of his duties upon submission of all the relevant invoices and vouchers.

6.2	The Company shall pay to the Managing Director an amount of EUR 40,000 gross per annum as car allowance as compensation for the use of his own car for company matters, or the Managing Director can lease a car on the basis of the InterXion company car policy to a maximum amount of EUR 40,000.

6.3	The Company shall make available to the Managing Director a mobile phone and lap-top, as well as any other means of communication provided to members of the Company’s senior management.

7.	HOLIDAYS

7.1	The Managing Director shall be entitled to 25 working days vacation per year. In taking vacation, the Managing Director shall duly observe the interests of the Company.

8.	INSURANCES

8.1	The Managing Director will fall under the scope of the director’s liability insurance of the Company.

8.2	The Company shall pay the statutory employer contribution to the Netherlands health insurance scheme for the Managing Director. In accordance with the terms of the Company’s collective health insurance scheme, the Managing Director and his spouse (once she has moved to the Netherlands and is registered as an inhabitant) are entitled to participate in this collective health insurance scheme. The Company is aware of the fact that the Managing Director will also maintain for his own account his current health insurance.

8.3	The Managing Director shall not participate in any collective pension arrangement that the Company operates or may operate now or in the future, nor shall the Company contribute to any individual pension arrangement the Managing Director has entered into or might enter into in the future.

9.	SICKNESS

9.1	The Managing Director shall notify the Company the same day before noon. The Managing Director shall observe the Company’s policy pertaining to sickness, as determined by the Company from time to time.

9.2	In the event of sickness, the Company shall from the first day of sickness pay to the Managing Director 100% of his salary as defined in Clause 3.1 up to a maximum of 52 weeks as from the first day of sickness. Following this period, the Company shall for a period of not more than 9 months pay 70% of the salary referred to in Clause 3.1. After that, the Company shall for a period of not more than 3 months pay 70% of the salary referred to in Clause 3.1, to the extent that this salary does not exceed the maximum daily pay (maximum dagloon) as defined in Article 17 paragraph 1 of the Dutch Social Insurance Funding Act. The above applies, however, only if and to the extent that pursuant to the requirements of Article 7:629 sub 3 through 7 and 9 of the Civil Code, the Company is under the obligation to pay salary in accordance with Article 7:629 , sub 1of the Civil Code.

9.3	The Managing Director shall not be entitled to the salary payment referred to in paragraph 2 of this Clause, if and to the extent that in connection with his sickness, he can validly claim damages from a third party on account of loss of salary and if and to the extent that the payments by the Company set forth in paragraph 2 of this Clause exceed the minimum obligation referred to in Article 7:629 sub 1 of the Civil Code. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Managing Director of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set-off by the Company if the compensation is paid or, as the case may be, in proportion thereto.

10.	CONFIDENTIALITY

10.1	The Managing Director shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of the Company or of other companies affiliated with the Company unless such personnel must be informed in connection with their work activities for the Company) any information of a confidential nature concerning the Company or other companies affiliated with the Company, which has become known to the Managing Director as a result of his employment with the Company and of which the Managing Director knows or should have known to be of a confidential nature for as long as this information has not become publicly known through no wrongful act or negligence of the Managing Director;

10.2	If the Managing Director breaches the obligations pursuant to paragraph 1 of this Clause, the Managing Director shall, contrary to Article 7:650, sub 3, 4 and 5 of the Civil Code, without any notice of default being required, pay to the Company for each breach thereof, a penalty amounting to EUR 2,500. Alternatively, the Company will be entitled to claim full damages.

11.	DOCUMENTS

The Managing Director shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to other companies affiliated with the Company and which have been made available to the Managing Director as a result of his employment, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Managing Director will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Managing Director from active duty for whatever reason.

12.	NO ADDITIONAL OCCUPATION

12.1	The Managing Director shall perform his obligations on a full-time basis and shall not, without a prior approval from the Supervisory Board, engage in any other paid or unpaid activity, which approval shall not be withheld unreasonably.

12.2	Activities referred to in sub-section 1 that the Managing Director is currently engaged in or at some time in the future is asked to be engaged in will be discussed between him and the Supervisory Board. The Supervisory Board will subsequently decide whether the Managing Director is authorised to commence or continue some or all of these activities or should terminate them. If the latter applies to activities that the Managing Director is currently engaged in, the Managing Director and Supervisory Board will jointly agree on a schedule, allowing the Managing Director to terminate such activities as soon as reasonably possible. In that case the Managing Director will take the initiative and will provide a draft schedule to the Supervisory Board within four weeks after the Commencement Date of this agreement.

13.	NON-COMPETITION

13.1	The Managing Director shall throughout the duration of this agreement and for a period of one year after termination hereof, not be engaged or involved in any manner, directly or indirectly, whether for the account of the Managing Director or for the account of or employed by others, in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any of its subsidiaries or affiliated companies nor act as intermediary in whatever manner directly or indirectly. This obligation applies solely to any work activities or involvement of the Managing Director within the territory of any member state of the European Union.

13.2	The Managing Director remains under the obligation to adhere to the non-competition clause referred to in paragraph 1 of this Clause with respect to the Company, if the Company of the Managing Director or a part thereof is transferred by the Company to a third party within the meaning of Article 7:662 and onwards of the Civil Code and this agreement terminates before or at the time of such transfer, while in the event of continuation of the employment agreement the Managing Director would have entered the employment of the acquirer by operation of law.

13.3	In the event the Managing Director breaches the obligations as expressed in paragraph 1 of this Clause, the Managing Director shall, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of EUR 100,000, plus a penalty of EUR 2,500 for each day such breach occurs and continues. Alternatively, the Company will be entitled to claim full damages.

14.	GIFTS

The Managing Director shall not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. This does not apply to customary promotional gifts of little value.

15.	MISCELLANEOUS

15.1	This agreement supersedes all previous agreements between the Managing Director and the Company and between the Managing Director and any affiliated companies and takes their place. After this agreement has been signed, the Managing Director and the Company can no longer derive any rights from agreements which have been superseded herewith.

15.2	This agreement constitutes the entire employment agreement between the Managing Director and the Company. The Managing Director is not employed by any affiliated companies of the Company.

15.3	Amendments to this agreement may only be agreed upon in writing and with regard to the Company, solely when a decision to that effect has been taken by the competent body of the Company.

15.4	Insofar as the Managing Director involves an external counsel to provide advise to him about the draft employment agreement, the Company shall pay the related fees up to a maximum amount of EUR 2,500 (excluding VAT) against receipt of an invoice from the external counsel.

16.	APPLICABLE LAW, NO CAO

16.1	This agreement is governed by the laws of the Netherlands.

16.2	No Collective Labour Agreement (in Dutch: “CAO”) is applicable to this agreement.

SIGNATORIES

SIGNED by: Mr. D. Ruberg	)
For and on behalf of:	)
InterXion Holding N.V.:	)
Date:	)

SIGNED by:	)
Mr. D. Ruberg:	)
Date:	)

This agreement and its terms are in accordance with the resolution adopted by the Supervisory Board of Interxion Holding N.V. in its meeting of 18 August 2010.

Mr. J. Baker

Chairman of the Supervisory Board